Exhibit 21.1
Subsidiaries of the Registrant
     The following is a list of subsidiaries of The Advisory Board Company.

Name	Jurisdiction of Organization

Advisory Board Investments, Inc.	Delaware
Crimson Software, Inc.	Delaware
ABCO International Holdings, LLC	Delaware
ABCO Advisory Services India Private Limited	India